SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 4, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.

(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated April 4, 2013, entitled “Syneron Launches its Proprietary Sublative Technology for Acne Scars.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: April 4, 2013

Syneron Launches its Proprietary Sublative Technology for Acne Scars

New “Skinhibitions™” consumer marketing campaign to increase awareness about its proprietary Sublative™ technology offered in the eMatrix, eTwo and elos Plus Systems for both skin rejuvenation and now acne scars.

Yokneam, Israel, April 04, 2013 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that it will begin the market launch of its proprietary Sublative technology for the removal or modification of the appearance of acne scars. The acne scar treatment is available on all of the Syneron Sublative compatible systems, which includes elōs Plus™, eTwo™ and eMatrix™.

Acne is the most common skin disorder in the United States, affecting 40 to 50 million Americans. By mid-teens, more than 40 percent of adolescents have acne or acne scarring, which requires treatment by a dermatologist.1 Syneron’s Sublative technology is the only bi-polar fractional radiofrequency (RF) energy device proven to effectively treat acne scars. Due to its unique design, energy can now be delivered beneath the surface of the skin to maximize collagen production while preserving the top layer of the skin intact. This means patients benefit from significant results without the down time or potential complications of more aggressive treatments.

“As an early adopter of the Sublative technology it’s been a real delight to have been at the forefront of this revolutionary technology and see it evolve to serve as my staple treatment for my acne scar patients,” said Michael Gold, M.D., board certified dermatologist and Medical Director at the Gold Skin Care Center in Nashville, Tennessee. “While there are nonsurgical to surgical methods to treating a wide range of superficial to defused acne scars, my go-to-treatment is Sublative due to its exceptional results, minimal downtime and unmatched safety profile.”

In conjunction with the new acne scar treatment, Syneron will introduce “Skinhibitions” – a new focused consumer marketing campaign based on market research the company completed which showed that a majority of women were interested in more efficacious skin procedures but were inhibited by fear of pain, significant down time, side effects and high cost. In an online survey commissioned by Syneron, 22 percent of adults 18 years and older considered acne scars to be an issue that they would like to do something about. Of the respondents that have acne scars, 77 percent responded that they would like to seek a treatment but are inhibited by high costs, pain, downtime and lack of results. Importantly, this survey also indicated more than half of these patients would seek more information about Sublative technology.

“I chose to have my acne scars treated because I felt when people looked at me they didn’t see the real me, they just saw my scars,” stated Katelyn Baker, a patient of the Gold Skin Care Center in Nashville, Tennessee. “I’ve had two pain-free treatments with Sublative and my skin is smoother, more filled out, and has a natural glow. I am now more confident and feel that people are focusing on me now instead of looking at my scars.”

1 http://www.aad.org/media-resources/stats-and-facts/conditions/acne

Louis Scafuri, Chief Executive Officer of Syneron, said, “We have received very positive physician and patient feedback on the Sublative technology since its introduction in 2009. This fractional bi-polar radio frequency technology delivers excellent results with little-to-no downtime and is a safe and more effective treatment alternative for all skin tones. The addition of an acne scar treatment further expands its clinical utility and will allow our customers to address a large and underserved segment of the aesthetic market. We look forward to supporting the expanded treatment with the launch of our “Skinhibitions” focused consumer marketing campaign, which will help increase awareness of the excellent results that can be achieved in treating acne scars with the Sublative technology.”

Syneron will introduce the new acne scar treatment for its Sublative compatible platforms and its new “Skinhibitions” consumer campaign at the American Society of Laser Medicine & Surgery annual conference in Boston, Massachusetts from April 3-7, 2013 and at the Anti-Aging Medicine World Congress & Medispa in Monte-Carlo, Monaco from April 4-6, 2013.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

Syneron Public Relations

pr@syneron.com

Hugo Goldman, Chief Financial Officer

hugo.goldman@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

zkubow@theruthgroup.com